================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             -----------------------

                               CRITICAL PATH, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    22674V100
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                DECEMBER 19, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

-----------------------------                      -----------------------------
22674V100                                                         Page  2 of 18
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                       33,333,339 shares of common stock,
                                       par value $0.001
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                       -0-

                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                       33,333,339 shares of common stock,
                                       par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  33,333,339 shares of common stock,
                  par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  30.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
22674V100                                                         Page  3 of 18
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                       33,333,339 shares of common stock,
                                       par value $0.001
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                       -0-

                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                       33,333,339 shares of common stock,
                                       par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  33,333,339 shares of common stock,
                  par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  30.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
22674V100                                                         Page  4 of 18
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                       33,333,339 shares of common stock,
                                       par value $0.001
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                       -0-

                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                       33,333,339 shares of common stock,
                                       par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  33,333,339 shares of common stock,
                  par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  30.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
22674V100                                                         Page  5 of 18
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                       33,333,339 shares of common stock,
                                       par value $0.001
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                       -0-

                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                       33,333,339 shares of common stock,
                                       par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  33,333,339 shares of common stock,
                  par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  30.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

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22674V100                                                         Page  6 of 18
-----------------------------                      -----------------------------

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities of Critical Path, Inc., a California corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $0.001 per share (the "Common Stock"). The address of the principal executive office of the Company is 532 Folsom Street, San Francisco, CA 94105.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GapStar, LLC, a Delaware limited liability company ("GapStar") and GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO" and, collectively with GAP, GAP 74 and GapStar, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 74 is GAP. GAP is also the Managing Member of GapStar. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Mark F. Dzialga, Erik Engstrom, Klaus Esser, David C. Hodgson, William O. Grabe, William E. Ford, Braden R. Kelly, Rene M. Kern, William J. Lansing, Clifton S. Robbins, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). The GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO. Mr. Ford serves on the Board of Directors of the Company. The business address of each of the GAP Managing Members (other than Messrs. Esser,

-----------------------------                      -----------------------------
22674V100                                                         Page  7 of 18
-----------------------------                      -----------------------------

Kelly, Kern, Lansing, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 88, 40212, Duesseldorf, Germany. The business address of Messrs. Kern and Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Messrs. Kelly and Lansing is 630 Hansen Way, Palo Alto, California 94304. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Stock and Warrant Purchase and Exchange Agreement, dated as of November 8, 2001, by and among the Company, GAP 74, GapStar, GAPCO and the other parties named therein ("Stock and Warrant Purchase and Exchange Agreement"), as amended by Amendment No. 1 to Stock and Warrant Purchase and Exchange Agreement, dated as of November 9, 2001 ("Amendment No. 1"; and together with the Stock and Warrant Purchase and Exchange Agreement, the "Stock

-----------------------------                      -----------------------------
22674V100                                                         Page  8 of 18
-----------------------------                      -----------------------------

Purchase Agreement"), by and among the Company, GAP 74, GapStar, GAPCO, Vectis CP Holdings, LLC, Cenwell Limited and Campina Enterprises Limited, GAP 74, GapStar and GAPCO agreed to purchase, subject to the satisfaction of certain material conditions precedent set forth in the Escrow Agreement (as defined in Item 6), 2,545,455 shares of Series D Cumulative Redeemable Convertible Participating Preferred Stock, par value $0.001 per share, of the Company (the "Preferred Stock"), and warrants to purchase, at an exercise price of $1.05 per share, 2,500,000 shares of Common Stock (the "Warrants"). Each share of Preferred Stock is initially convertible at any time at the option of the holder into 13.095 shares of Common Stock. The Warrants do not become exercisable until November 8, 2002 and expire on November 7, 2006. The conditions set forth in the Escrow Agreement were satisfied on December 19, 2001, and the transaction was consummated on December 19, 2001 as more fully described in Item 6.

         The Reporting Persons are filing this statement on Schedule 13D because the shares of Preferred Stock represent, on an as converted basis, in excess of five percent of the outstanding shares of Common Stock of the Company as disclosed in its Form 10-Q for the fiscal quarter ended September 30, 2001.

         On November 5, 2001, GAP 74, GapStar and GAPCO purchased, for an aggregate purchase price of $25,264,495.35, 5 3/4% Convertible Subordinated Notes due April 1, 2005, issued by the Company pursuant to the Company's Indenture, dated March 31, 2000 (the "Sub Notes"), having an aggregate face amount of $64,630,000. Pursuant to the Stock Purchase Agreement, GAP 74, GapStar and GAPCO agreed to purchase, subject to the satisfaction of certain material conditions set forth in the Escrow Agreement, the 2,545,455 shares of Preferred Stock and the Warrants to acquire 2,500,000 shares of Common Stock, for an aggregate purchase price of $35,001,004.10,

-----------------------------                      -----------------------------
22674V100                                                         Page  9 of 18
-----------------------------                      -----------------------------

comprised of $9,736,508.75 cash and the GAP Sub Notes purchased for an aggregate purchase price of $25,264,495.35. All of the funds were obtained from contributions from partners of GAP 74 and GAPCO and advances under an existing credit facility for GapStar.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired beneficial ownership of the shares of Preferred Stock and the Warrants described in this Schedule 13D for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock, Preferred Stock or warrants, dispose of some or all of the shares of Common Stock, Preferred Stock or the Warrants owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, GAP, GAP 74, GapStar and GAPCO each own of record no shares of Common Stock, or 0.0%, of the Company's issued and outstanding shares of Common Stock. In addition, as of the date hereof, GAP, GAP 74, GapStar and GAPCO each own of record no shares of Preferred Stock, 2,091,218 shares of Preferred Stock convertible into 27,384,997 shares of Common Stock, 159,091 shares of Preferred Stock convertible into 2,083,335 shares of Common Stock and 295,146 shares of Preferred Stock convertible into 3,865,007 shares of Common Stock, respectively or 0.0%, 25.2%, 1.9% and 3.5%, respectively, of the Company's issued and outstanding shares of Common Stock. As of the date hereof, GAP, GAP 74, GapStar and GAPCO each own of record no warrants, warrants to purchase 2,053,874 shares of Common Stock, warrants to purchase 156,250 shares of Common

-----------------------------                      -----------------------------
22674V100                                                         Page  10 of 18
-----------------------------                      -----------------------------

Stock, and warrants to purchase 289,876 shares of Common Stock, respectively or 0.0%, 2.6%, 0.20% and 0.4% respectively, of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, and that GAP is the general partner of GAP 74 and the managing member of GapStar, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock underlying the Preferred Stock and the Warrants, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 33,333,339 shares of Common Stock on an as converted basis (calculated on the basis of the number of shares of Common Stock which may be acquired by the Reporting Persons within 60 days and, thereby, excluding the shares of Common Stock issuable upon exercise of the Warrants), as applicable, or 30.6% of the Company's issued and outstanding shares of Common Stock on an as converted basis, as applicable. If the Warrants were exercisable within 60 days of the date hereof, each of the Reporting Persons would be deemed to beneficially own an aggregate of 35,833,339 shares of Common Stock on an as converted or exercised basis, as applicable, or 32.2% of the Company's issued and outstanding shares of Common Stock on an as converted or excercised basis, as applicable.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 33,333,339 shares of Common Stock that may be deemed to be owned beneficially by each of them.

-----------------------------                      -----------------------------
22674V100                                                         Page 11 of 18
-----------------------------                      -----------------------------
         (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e)    Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

         As noted above, the GAP Managing Members (other than Mr. Esser) are authorized and empowered to vote and dispose of the securities held by GAPCO, and GAP is authorized and empowered to vote and dispose of the securities held by GAP 74 and GapStar. Accordingly, GAP and the GAP Managing Members may, from time to time, consult among themselves and coordinate the conversion and exercise of the shares of Preferred Stock and the Warrants, as applicable, and the voting and disposition of the shares of Preferred Stock and the shares of Common Stock issuable upon conversion of the Preferred Stock or exercise of the Warrants, as well as such other action taken on behalf of the Reporting Persons with respect to the Company's Preferred Stock, shares of Common Stock or the Warrants as they deem to be in the collective interest of the Reporting Persons.

         As described in Item 3 above, on November 8, 2001, GAP 74, GapStar and GAPCO entered into the Stock Purchase Agreement pursuant to which GAP 74, GapStar and GAPCO agreed to purchase, subject to the satisfaction of certain material

-----------------------------                      -----------------------------
22674V100                                                         Page  12 of 18
-----------------------------                      -----------------------------

conditions set forth in the Escrow Agreement, an aggregate of 2,545,455 shares of Preferred Stock, having the rights, privileges and preferences as set forth in the Certificate of Determination of Preferences of Series D Cumulative Redeemable Convertible Participating Preferred Stock filed with the State of California (the "Certificate") and Warrants exercisable for an aggregate of 2,500,000 shares of Common Stock. As described in Item 3 above, the shares of Preferred Stock and the Warrants were purchased for an aggregate purchase price of $35,001,004.10.

         The shares of Preferred Stock are convertible into the number shares of Common Stock equal to the product of the number of shares of Preferred Stock being converted multiplied by the quotient of (i) the Accreted Value (as hereinafter defined) plus all dividends accrued since the previous semi-annual compounding date divided by (ii) $1.05 (subject to anti-dilution adjustments). Accreted Value means, with respect to each share of Preferred Stock, the sum of $13.75 plus all dividends that have accrued and compounded semi-annually with respect thereto. Each share of Preferred Stock is initially convertible into
13.095 shares of Common Stock (subject to anti-dilution adjustments). If, as of any date after November 8, 2005, the average closing price per share of Common Stock for any 60 consecutive trading days after November 8, 2005, equals or exceeds 400% of the Accreted Value, then the Company has the right, at its option, to redeem within 30 days, all of the outstanding shares of Preferred Stock for cash at a price per share equal to the Accreted Value plus both all dividends accrued since the previous semi-annual compounding date and all dividends that would have accrued and compounded from the closing date of such optional redemption through and until November 8, 2006. In addition, on November 8, 2006, all of the outstanding shares of Preferred Stock must automatically be redeemed by the Company for cash at a price per

-----------------------------                      -----------------------------
22674V100                                                         Page  13 of 18
-----------------------------                      -----------------------------

share equal to the Accreted Value plus all dividends accrued since the previous semi-annual compounding date. The shares of Preferred Stock also receive dividends at the annual rate of 8% of the Accreted Value, which compound to the Accreted Value on a semi-annual basis on December 31 and June 30 of each year. As long as at least 500,000 shares of Preferred Stock are outstanding, if GAP 74, GapStar, GAPCO and/or any affiliate thereof own at least a majority of the outstanding shares of Preferred Stock, then the holders of shares of Preferred Stock, voting as a separate class, are entitled to elect one director of the Company.

         Simultaneously with the execution of the Stock Purchase Agreement, the Company, GAP LP, GAPCO, GapStar, Vectis CP Holdings, LLC, Cenwell Limited, Campina Enterprises Limited (the foregoing collectively, the "Purchasers") and Pillsbury Winthrop, LLP, as Escrow Agent (the "Escrow Agent"), entered into the Escrow Agreement, dated as of November 8, 2001 (the "Escrow Agreement"), as amended by the First Amendment to Escrow Agreement, dated as of November 9, 2001 ("First Amendment"), pursuant to which (i) GAP 74, GapStar and GAPCO deposited with the Escrow Agent the Sub Notes having an aggregate face amount of $64,630,000 (as described in Item 3 above) and $9,736,508.75 cash, and the other Purchasers deposited the aggregate cash purchase price for the shares of Preferred Stock purchased thereby and (ii) the Company deposited with the Escrow Agent certificates representing the 2,545,455 shares of Preferred Stock and the Warrants purchased by GAP 74, GapStar and GAPCO, and the certificates representing the shares of Preferred Stock purchased by the other Purchasers. The cash, Sub Notes, the shares of Preferred Stock and the Warrants were held by the Escrow Agent pursuant to the terms of the Escrow Agreement and were to be released to the parties only upon satisfaction of certain material conditions or, if such conditions were not satisfied, returned to the

-----------------------------                      -----------------------------
22674V100                                                         Page  14 of 18
-----------------------------                      -----------------------------

respective depositors. In accordance with the Escrow Agreement, on December 19, 2001, the Purchasers delivered to the Escrow Agent a certificate confirming the satisfaction on December 19, 2001, of the conditions precedent to, and authorizing the consummation of the transactions and the release on December 19, 2001, (x) to GAP 74, GapStar and GAPCO of the certificates representing the 2,545,455 shares of Preferred Stock and the Warrants to purchase 2,500,000 shares of Common Stock, (y) to the other Purchasers of the shares of Preferred Stock purchased thereby and (z) to the Company of the Sub Notes having an aggregate face amount of $64,630,000, $9,736,508.75 cash deposited by GAP 74, GapStar and GAPCO, and the cash deposited by the other Purchasers.

         Simultaneous with the execution of the Stock Purchase Agreement, the Company, GAP 74, GAPCO, GapStar, Vectis CP Holdings, LLC, Cenwell Limited and Campina Enterprises Limited entered into a Stockholders Agreement, dated as of November 8, 2001 (the "Stockholders Agreement") and effective on the escrow release date (December 19, 2001), pursuant to which (i) the Company granted GAP 74, GapStar and GAPCO certain preemptive rights, to purchase securities issued by the Company in private placements exempt from registration under the Securities Act of 1933, as amended, (ii) GAP 74, GapStar and GAPCO were granted the right to designate one representative to the Company's Board of Directors if they are not entitled to elect one director by virtue of their rights as the holders of a majority of the shares of Preferred Stock and (iii) GAP 74, GapStar and GAPCO agreed to a standstill. The standstill provides that without the approval or written consent of the Board of Directors, none of the GAP 74, GapStar, GAPCO or any of their affiliates shall at any time prior to November 8, 2008, (i) purchase or otherwise acquire, or propose or offer to purchase or

-----------------------------                      -----------------------------
22674V100                                                         Page  15 of 18
-----------------------------                      -----------------------------

acquire, any shares of the Company's capital stock, whether by tender offer, market purchase, privately negotiated purchase, merger or otherwise, any shares of the Company's capital stock or any Common Stock equivalents in excess of the number of shares of the Company's capital stock and Common Stock equivalents purchased pursuant to the Stock Purchase Agreement (subject to adjustments and issuances of additional Common Stock Equivalents pursuant to the Certificate), provided that the dividends that accrue on the shares of Preferred Stock are excluded for purposes of such calculation; (ii) except as specified in the Stockholders Agreement, make, or in any way participate, directly or indirectly, in any "solicitation" of "proxy" (as such terms are defined or used in Regulation 14A of the Exchange Act) to vote, or seek to advise or influence any person with respect to the voting of, any shares of the Company's capital stock, or become a "participant" in any "election contest" (as such terms are used or defined in Regulation 14A of the Exchange Act) relating to the election of directors of the Company, provided that none of the GAP 74, GapStar, GAPCO or any of their affiliates shall be deemed to have engaged in a "solicitation" or to have become a "participant" by reason of the membership of its designee on the Board of Directors; (iii) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) or otherwise act in concert with any person for the purpose of acquiring, holding, voting or disposing of any shares of the Company's capital stock; or (iv) request the Company (or its directors, officers, employees or agents) to take any action which would reasonably be expected to require pursuant to law the Company to make a public announcement or proposal or offer with respect to (x) any form of business combination or transaction involving the Company including, without limitation, a merger, consolidation, tender or exchange offer, sale or purchase of assets, or dissolution

-----------------------------                      -----------------------------
22674V100                                                         Page  16 of 18
-----------------------------                      -----------------------------

or liquidation of the Company or (y) instigate, encourage or assist any person to do any of the foregoing.

         The Company, GAP 74, GAPCO, GapStar, Vectis CP Holdings, LLC, Cenwell Limited and Campina Enterprises Limited also entered into the Registration Rights Agreement, dated as of November 8, 2001 (the "Registration Rights Agreement") and effective on the escrow release date (December 19, 2001). Pursuant to the Registration Rights Agreement, GAP 74, GAPCO and GapStar, as a group, have one demand registration right for an underwritten offering, and customary "piggy-back" registration rights in both primary and secondary offerings pursuant to which they have a right to participate in registrations initiated by the Company or other stockholders of the Company.

         The foregoing summaries of the Stock Purchase Agreement, the Stockholders Agreement, the Escrow Agreement, the First Amendment and the Registration Rights Agreement are qualified in their entirety by reference to Exhibits 4, 5, 6, 7, 8 and 9.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

                Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                Exhibit 2: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy
                                      Attorney-in-Fact for GAP.

                Exhibit 3: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy
                                      Attorney-in-Fact for GAPCO.

                Exhibit 4:            Stock and Warrant Purchase and Exchange

-----------------------------                      -----------------------------
22674V100                                                         Page  17 of 18
-----------------------------                      -----------------------------

                                      Agreement, dated as of November 8, 2001, by and among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and the Persons listed on Schedule I thereto.

                Exhibit 5: Amendment No. 1 to the Stock and Warrant Purchase and Exchange Agreement, dated as of November 9, 2001, by and among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited and Campina Enterprises Limited.

                Exhibit 6: Stockholders Agreement, dated as of November 8, 2001, by and among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and the Persons listed on
                                      Schedule I thereto.

                Exhibit 7:            Registration Rights Agreement, dated as
                                      of November 8, 2001, by and among Critical
                                      Path, Inc., General Atlantic Partners 74,
                                      L.P., GAP Coinvestment Partners II, L.P.,
                                      GapStar, LLC, Vectis CP Holdings, LLC,
                                      Cenwell Limited and Campina Enterprises
                                      Limited.

                Exhibit 8: Escrow Agreement, dated as of November 8, 2001, by and among General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited, Campina Enterprises Limited, Critical Path, Inc. and Pillsbury Winthrop, LLP, as Escrow Agent.

                Exhibit 9: First Amendment to Escrow Agreement, dated as of November 9, 2001, by and among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, Vectis
                                      CP Holdings, LLC, Cenwell Limited, Campina
                                      Enterprises Limited and Pillsbury
                                      Winthrop, LLP, as Escrow Agent.

-----------------------------                      -----------------------------
22674V100                                                         Page  18 of 18
-----------------------------                      -----------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 21, 2001.


                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:   /s/ THOMAS J MURPHY
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact

                                   GENERAL ATLANTIC PARTNERS 74, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:   /s/ THOMAS J MURPHY
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact

                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its managing member

                                   By:   /s/ THOMAS J MURPHY
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:   /s/ THOMAS J MURPHY
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact